FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Lynparza & Imfinzi positive CHMP in endometrial

1 July 2024

Lynparza and Imfinzi combination recommended for approval in the EU by CHMP for patients with mismatch repair proficient advanced or recurrent endometrial cancer

Imfinzi also recommended for patients with mismatch repair deficient disease

Recommendation based on DUO-E Phase III results, which showed both regimens demonstrated statistically significant and clinically meaningful improvement in progression-free survival vs. chemotherapy alone

AstraZeneca's Imfinzi (durvalumab) and Lynparza (olaparib) have been recommended for approval in the European Union (EU) as treatment for certain patients with primary advanced or recurrent endometrial cancer. Imfinzi plus chemotherapy as 1st-line treatment followed by Lynparza and Imfinzi has been recommended for patients with mismatch repair proficient (pMMR) disease. Imfinzi plus chemotherapy followed by Imfinzi alone has been recommended for patients with mismatch repair deficient (dMMR) disease.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on a prespecified exploratory subgroup analysis by mismatch repair (MMR) status from the DUO-E Phase III trial, which was published in the Journal of Clinical Oncology in October 2023.

This analysis showed a reduction in the risk of disease progression or death for pMMR patients in the Lynparza and Imfinzi arm by 43% (median 15.0 months versus 9.7 months, hazard ratio [HR] 0.57; 95% confidence interval [CI] 0.44-0.73) versus the control arm.1 Results for dMMR patients showed a reduction in the risk of disease progression or death in the Imfinzi arm by 58% (median not reached versus 7.0 months, HR 0.42; 95% CI 0.22-0.80) versus the control arm.1

In Europe, endometrial cancer is the fourth most common cancer in women, with nearly 125,000 diagnoses and more than 30,000 deaths in 2022.2,3 Patients diagnosed at an early stage of disease have a five-year survival rate of approximately 80-90%, but that falls to less than 20% for people with advanced disease.4,5 There is a significant need for new treatment options, especially for the 70-80% of patients with pMMR disease.5,6 This recommendation underscores the importance of MMR testing at point of diagnosis, which is well established and widely available.7,8

Els Van Nieuwenhuysen, Gynaecological Oncologist at the UZ Leuven, Belgium and trial investigator, said: "Patients with advanced or recurrent endometrial cancer currently have a very poor prognosis, especially those with mismatch repair proficient disease. This recommendation underscores the significant benefit shown with durvalumab as well as with the olaparib and durvalumab combination for patients with both mismatch repair deficient and mismatch repair proficient status. This marks an important step toward improving outcomes for these patients in Europe."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Today's recommendation for approval in the EU recognises the potential of the Lynparza and Imfinzi combination to provide clinical benefit for patients with endometrial cancer, especially for those with mismatch repair proficient disease who have few available treatments today. If approved, patients in Europe will have a new option for combination treatment that brings the additional benefit of PARP inhibition to immunotherapy."

The safety profiles of both experimental regimens were manageable, well-tolerated and broadly consistent with the known profiles of the individual agents.1,9,10

Regulatory submissions for Imfinzi and Lynparza are currently under review in Japan and several other countries based on the DUO-E trial. Imfinzi plus chemotherapy was recently approved for dMMR patients with primary advanced or recurrent endometrial cancer in the US.11

Notes

Endometrial cancer
Endometrial cancer is a highly heterogeneous disease that originates in the tissue lining of the uterus and is most common in women who have already been through menopause, with the average age at diagnosis being over 60 years old.12-15

The majority of patients with endometrial cancer are diagnosed at an early stage of disease, where the cancer is confined to the uterus.16 They are typically treated with surgery and/or radiation, and the five-year survival rate is high (approximately 80-90%).17 Patients with advanced disease (Stage III-IV) usually have a much poorer prognosis, with the five-year survival rate falling to less than 20%.4 Immunotherapy combined with chemotherapy is emerging as a new standard of care for advanced endometrial cancer, particularly for patients with dMMR disease, who make up approximately 20-30% of all patients.11,17-20 There remains a high unmet need for treatments for the remaining 70-80% of endometrial cancer patients with pMMR disease.5,6

DUO-E
The DUO-E trial (GOG 3041/ENGOT-EN10) is a three-arm, randomised, double-blind, placebo-controlled, multicentre Phase III trial of 1st-line Imfinzi (durvalumab) plus platinum-based chemotherapy (carboplatin and paclitaxel) followed by either Imfinzi monotherapy or Imfinzi plus Lynparza (olaparib) as maintenance therapy versus platinum-based chemotherapy alone as a treatment for patients with newly diagnosed advanced or recurrent endometrial cancer.

The DUO-E trial randomised 699 patients with newly diagnosed advanced or recurrent epithelial endometrial carcinoma to receive either Imfinzi (1120mg) or placebo, given every three weeks in addition to standard-of-care platinum-based chemotherapy. After 4-6 cycles of chemotherapy, patients (whose disease had not progressed) then received either Imfinzi (1500mg) or placebo every four weeks as maintenance, plus 300mg Lynparza (300mg BID [2x150mg tablets, twice a day]) or placebo until disease progression.

The dual primary endpoint was progression-free survival (PFS) of each treatment arm versus standard of care. Key secondary endpoints included overall survival (OS), safety and tolerability. The trial continues to assess OS for both Imfinzi monotherapy and Imfinzi plus Lynparza as maintenance therapy in the overall trial population. Mismatch repair (MMR) status, recurrence status and geographic location were stratification factors. The trial was sponsored independently by AstraZeneca and conducted in 253 study locations across 22 countries including the US, Europe, South America and Asia.

For more information about the trial, please visit ClinicalTrials.gov.

Imfinzi
Imfinzi (durvalumab) is a human monoclonal antibody that binds to the PD-L1 protein and blocks the interaction of PD-L1 with the PD-1 and CD80 proteins, countering the tumour's immune-evading tactics and releasing the inhibition of immune responses.

Imfinzi is the only approved immunotherapy and the global standard of care in the curative-intent setting of unresectable, Stage III non-small cell lung cancer (NSCLC) in patients whose disease has not progressed after chemoradiation therapy. Imfinzi is also approved for the treatment of extensive-stage small cell lung cancer (SCLC) and in combination with a short course of Imjudo (tremelimumab) and chemotherapy for the treatment of metastatic NSCLC.

In addition to its indications in lung cancers, Imfinzi is approved in combination with chemotherapy (gemcitabine plus cisplatin) in locally advanced or metastatic biliary tract cancer and in combination with Imjudo in unresectable hepatocellular carcinoma (HCC). Imfinzi is also approved as a monotherapy in unresectable HCC in Japan and the EU.

Since the first approval in May 2017, more than 220,000 patients have been treated with Imfinzi. As part of a broad development programme, Imfinzi is being tested as a single treatment and in combinations with other anti-cancer treatments for patients with SCLC, NSCLC, bladder cancer, breast cancer, several gastrointestinal cancers and other solid tumours.

Lynparza
Lynparza is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination-related (HRR) genes, such as those with mutations in BRCA1 and/or BRCA2, or those where deficiency is induced by other agents (such as new hormonal agents [NHAs]).

Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza may also help enhance immunogenicity and increase the impact of anti-tumour immune responses.

Lynparza is currently approved in a number of countries across multiple tumour types, including maintenance treatment of platinum-sensitive relapsed ovarian cancer and as both monotherapy and in combination with bevacizumab for the 1st-line maintenance treatment of BRCA-mutated (BRCAm) and homologous recombination repair deficient (HRD)-positive advanced ovarian cancer, respectively; for germline BRCA mutation (gBRCAm), HER2-negative metastatic breast cancer (in the EU and Japan, this includes locally advanced breast cancer); for gBRCAm, HER2-negative high-risk early breast cancer (in Japan, this includes all BRCAm HER2-negative high-risk early breast cancer); for gBRCAm metastatic pancreatic cancer; in combination with abiraterone for the treatment of metastatic castration-resistant prostate cancer (mCRPC) when chemotherapy is not clinically indicated (EU only) and for BRCAm mCRPC (US and Japan); and as monotherapy for HRR gene-mutated mCRPC in patients who have progressed on prior NHA treatment (BRCAm only in the EU and Japan). In China, Lynparza is approved for the treatment of BRCA-mutated mCRPC as well as 1st-line maintenance treatment with bevacizumab for HRD-positive advanced ovarian cancer.

Lynparza is being jointly developed and commercialised by AstraZeneca and MSD, both as a monotherapy and in combination with other potential medicines. Independently, the companies are developing and will commercialise Lynparza in combination with their respective PD-L1 and PD-1 medicines, Imfinzi (durvalumab) and Keytruda (pembrolizumab). Lynparza has been used to treat approximately 140,000 patients worldwide. Lynparza has a broad clinical trial development programme, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

AstraZeneca in immuno-oncology (IO)
AstraZeneca is a pioneer in introducing the concept of immunotherapy into dedicated clinical areas of high unmet medical need. The Company has a comprehensive and diverse IO portfolio and pipeline anchored in immunotherapies designed to overcome evasion of the anti-tumour immune response and stimulate the body's immune system to attack tumours.

AstraZeneca aims to reimagine cancer care and help transform outcomes for patients with Imfinzi as monotherapy and in combination with Imjudo as well as other novel immunotherapies and modalities. The Company is also exploring next-generation immunotherapies like bispecific antibodies and therapeutics that harness different aspects of immunity to target cancer.

AstraZeneca is boldly pursuing an innovative clinical strategy to bring IO-based therapies that deliver long-term survival to new settings across a wide range of cancer types. With an extensive clinical programme, the Company also champions the use of IO treatment in earlier disease stages, where there is the greatest potential for cure.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca's innovative medicines are sold in more than 125 countries and used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Westin SN, et al. Durvalumab plus carboplatin/paclitaxel followed by maintenance durvalumab with or without olaparib as first-line treatment for advanced endometrial cancer: The phase III DUO-E trial. Journal of Clinical Oncology. 2023;42(3):283-299.
2.   World Health Organization. IARC. Absolute numbers, Incidence, Females, in 2022. Europe. Available at: https://gco.iarc.fr/today/en/dataviz/pie?mode=cancer&cancers=24&sexes=2&group_populations=1&populations=908. Accessed June 2024.
3.   World Health Organization. IARC. Estimated numbers from 2022 to 2050, Females, age [0-85+]. Europe. Available at: https://gco.iarc.fr/tomorrow/en/dataviz/trends?types=0_1&sexes=2&mode=cancer&group_populations=0&multiple_populations=0&multiple_cancers=1&cancers=24&populations=908. Accessed June 2024.
4.   Cao SY, et al. Recurrence and survival of patients with stage III endometrial cancer after radical surgery followed by adjuvant chemo- or chemoradiotherapy: A systematic review and meta-analysis. BMC Cancer. 2023;23:31.
5.   Kelkar SS, et al. Treatment patterns and real-world clinical outcomes in patients with advanced endometrial cancer that are non-microsatellite instability high (Non-MSI-high) or mismatch repair proficient (pMMR) in the United States. Gynecologic Oncology Reports. 2022;42:101026.
6.   Yang Y, et al. Molecular subtypes of endometrial cancer: Implications for adjuvent treatment strategies. International Journal of Gynecology & Obstetrics. 2024;164:436-459.
7.   Abu-Rustum N, et al. Uterine neoplasms, Version 1.2023, NCCN Clinical Practice Guidelines in oncology. Journal of the National Comprehensive Cancer Network. 2023;21(2):181-209.
8.   Stelloo E, et al. Practical guidance for mismatch repair-deficiency testing in endometrial cancer. Annals of Oncology. 2017;28(1):96-102.
9.   Lynparza SmPC. Available at: https://www.ema.europa.eu/en/documents/product-information/lynparza-epar-product-information_en.pdf. Accessed June 2024.
10.  Imfinzi SmPC. Available at: https://www.ema.europa.eu/en/documents/product-information/imfinzi-epar-product-information_en.pdf. Accessed June 2024.
11.  FDA. FDA approves durvalumab with chemotherapy for mismatch repair deficient primary advanced or recurrent endometrial cancer. Available at: https://www.fda.gov/drugs/resources-information-approved-drugs/fda-approves-durvalumab-chemotherapy-mismatch-repair-deficient-primary-advanced-or-recurrent. Accessed June 2024.
12.  Dork T, et al. Genetic susceptibility to endometrial cancer: Risk factors and clinical management. Cancers. 2020;12(9):2407.
13.  Oakin A, et al. Endometrial cancer: ESMO clinical practice guidelines for diagnosis, treatment and follow-up. Annals of Oncology. 2022;33(9):860-877.
14.  American Cancer Society. What is endometrial cancer? Available at https://www.cancer.org/cancer/endometrial-cancer/about/what-is-endometrial-cancer.html. Accessed June 2024.
15.  American Cancer Society. Key statistics for endometrial cancer. Available at: https://www.cancer.org/cancer/types/endometrial-cancer/about/key-statistics.html. Accessed June 2024.
16.  National Cancer Institute. SEER. Cancer stat facts: Uterine cancer. Available at: https://seer.cancer.gov/statfacts/html/corp.html. Accessed June 2024.
17.  Hamoud BH, et al. The evolving landscape of immunotherapy in uterine cancer: A comprehensive review. Life. 2023;13:1502.
18.  Corr B, et al. Endometrial cancer: Molecular classification and future treatments. BMJ Medicine. 2022;1(1):e000152.
19.  FDA. FDA approves pembrolizumab with chemotherapy for primary advanced or recurrent endometrial carcinoma. Available at: https://www.fda.gov/drugs/resources-information-approved-drugs/fda-approves-pembrolizumab-chemotherapy-primary-advanced-or-recurrent-endometrial-carcinoma. Accessed June 2024.
20.  Gov.uk. MHRA authorises monoclonal antibody treatment, Jemperli, to be used with chemotherapy for endometrial cancer. Available at https://www.gov.uk/government/news/mhra-authorises-monoclonal-antibody-treatment-jemperli-to-be-used-with-chemotherapy-for-endometrial-cancer. Accessed June 2024.

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 01 July 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary